FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Provides Backend Integration Solution for Superior Industries’ ServiceMax Mobile Field Service App

PRESS RELEASE

Magic Provides Backend Integration Solution for Superior Industries’ ServiceMax Mobile Field Service App

Magic xpi enables fast automation of business processes between ServiceMax and Oracle’s JD Edwards EnterpriseOne, to help shorten dispatch times and improve customer service

Or Yehuda, Israel, May 31, 2016 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC)), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Superior Industries chose Magic’s integration solution to provide the backend integration between its ServiceMax mobile field service app and Oracle’s JD Edwards EnterpriseOne.

Superior Industries’ IT department was tasked with implementing a mobile field service solution for its Westmor Industries C-Store division, responsible for building and servicing gas station convenience stores from the ground up. Operating throughout the midwest, Westmor technicians are responsible for servicing all components, from the underground tanks and fuel dispensers to the point-of-sale systems.

“To implement the business processes we wanted, including automated exchanges and updates to sales orders, work orders, parts requests, and payroll time, our app required integration between our ServiceMax and Oracle’s JD Edwards EnterpriseOne systems. Magic’s prebuilt adapters along with its visual drag and drop data mapper allowed us to complete the integration weeks sooner than we expected,” says Scott Gravning, Software Development Manager at Superior Industries. “While we had looked at a few other competitors, Magic provided the best value for our investment. We are very happy with our decision and are exploring additional uses.”

“Connecting to backend systems is typically the most time-consuming part of creating enterprise mobile apps. By taking care of the difficult data transformations behind the scenes, Magic xpi Integration Platform allows mobile developers to be more productive and to enjoy creating the best user experiences rather than needing to understand the nuances of different IT systems,” states Eyal Karny, CEO of Magic Software Enterprises Americas. “Whether deployed independently or as part of our End-to-End Enterprise Mobility Solution, Magic’s integration platform is an excellent solution for businesses looking to leverage and extend their existing IT infrastructure to meet today’s cloud and mobility requirements.”

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

About Superior Industries

Superior Industries engineers and manufactures groundbreaking bulk material handling equipment and cutting-edge components. From its headquarters in Minnesota, U.S.A. additional plants in Arizona, Georgia and Nebraska, Superior supplies stacking conveyors, transfer conveyors, feed systems, mobile heap leach systems and overland conveyors; plus mine duty idlers, pulleys and other product related accessories to lower operating costs and increase production.

Superior subsidiary, Westmor Industries, is a leading manufacturer of petroleum and liquid-handling parts and equipment. For more information, please visit the Superior Industries and Westmor Industries websites.

About Oracle PartnerNetwork

Oracle PartnerNetwork (OPN) is Oracle's partner program that provides partners with a differentiated advantage to develop, sell and implement Oracle solutions. OPN offers resources to train and support specialized knowledge of Oracle’s products and solutions and has evolved to recognize Oracle’s growing product portfolio, partner base and business opportunity. Key to the latest enhancements to OPN is the ability for partners to be recognized and rewarded for their investment in Oracle Cloud. Partners engaging with Oracle will be able to differentiate their Oracle Cloud expertise and success with customers through the OPN Cloud program – an innovative program that complements existing OPN program levels with tiers of recognition and progressive benefits for partners working with Oracle Cloud. To find out more visit: http://www.oracle.com/partners.

Press Contact:

Stephanie Myara | PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. Oracle and Java are registered trademarks of Oracle and/or its affiliates. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2016	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Magic Provides Backend Integration Solution for Superior Industries’ ServiceMax Mobile Field Service App

Exhibit 10.1